United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

333-106763 333-106763-01 333-106763-02 Commission File Number 333-106763-03

NISSAN AUTO LEASING LLC II, NISSAN-INFINITI LT,

NILT TRUST AND NISSAN AUTO LEASE TRUST 2003-A

(Exact name of registrant as specified in its charter)

990 West 190th Street, Torrance, California 90502, (310) 719-8509

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

1.16563% Asset Backed Notes, Class A-1; 1.69000% Asset Backed Notes, Class A-2;

Floating Rate Asset Backed Notes, Class A-3a; 2.57000% Asset Backed Notes, Class A-3b

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ X ]

Approximate number of holders of record as of the certification or notice date: 50*

Pursuant to the requirements of the Securities Exchange Act of 1934 Nissan Auto Leasing LLC II, Nissan-Infiniti LT, NILT Trust and Nissan Auto Lease Trust 2003-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NISSAN AUTO LEASING LLC II

Dated: April 28, 2004

By: ___________________________________

Name: Joji Tagawa

Title: Treasurer

NISSAN AUTO LEASE TRUST 2003-A

By: Nissan Auto Leasing LLC II, solely as originator of Nissan Auto Lease Trust 2003-A

By: ___________________________________

Name: Joji Tagawa

Title: Treasurer

NILT TRUST

By: Nissan Motor Acceptance Corporation, solely as grantor and beneficiary

By: ___________________________________

Name: Joji Tagawa

Title: Treasurer

NISSAN-INFINITI LT

By: Nissan Motor Acceptance Corporation, solely as originator of Nissan-Infiniti LT

By: ___________________________________

Name: Joji Tagawa

Title: Treasurer

* Includes each participant in The Depository Trust Company ("DTC") holding an indirect interest in the securities held of record as of such date by Cede & Co. as nominee for DTC.